                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 (AMENDMENT NO.   )

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement               [ ]  Confidential, for Use of the Commission
                                                    Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                     GOLDEN ISLES FINANCIAL HOLDINGS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

              Gregory S. Junkin, Paul D. Lockyer, Scott A. Junkin
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed:

                               FEBRUARY   , 1997

                               PROXY STATEMENT OF
                               GREGORY S. JUNKIN
                                PAUL D. LOCKYER
                                SCOTT A. JUNKIN

                        SPECIAL MEETING OF SHAREHOLDERS

                                       OF

                     GOLDEN ISLES FINANCIAL HOLDINGS, INC.

     This Proxy Statement is being furnished to holders of the common stock, no par value ("Shares"), of Golden Isles Financial Holdings, Inc., a Georgia corporation (the "Company"), who were holders of record as of the close of business on January 29, 1997 (the "Record Date"). See "REQUEST PROCEDURE -- Record Date."

     This Proxy Statement and the enclosed GREEN proxy card are first being furnished by Gregory S. Junkin ("Mr. Junkin"), Paul D. Lockyer ("Mr. Lockyer") and Scott A. Junkin ("Mr. Scott Junkin"; Mr. Junkin, Mr. Lockyer and Mr. Scott Junkin are referred to herein collectively as the "Requesting Parties"), to holders of Shares as of the Record Date (the "Record Holders") on or about
February   , 1997 in connection with the solicitation of proxies (the "Proxies")
by the Requesting Parties to be used at the special meeting (the "Special Meeting") of the shareholders of the Company scheduled for March 11, 1997 at the Embassy Suites Hotel at 10 a.m. at 500 Mall Boulevard, Brunswick, Georgia 31525 or any adjournments or postponements of that meeting. The Special Meeting was called pursuant to Article 2, Section 2.4 of the Bylaws of the Company (the "Bylaws") at the request of more than 25% of the holders of the Shares for the purpose of considering and voting on alternate sets of proposals of the Requesting Parties described below under the heading "THE SPECIAL MEETING PROPOSALS" (the "Special Meeting Proposals"). THE HOLDERS OF MORE THAN 29% OF THE SHARES DELIVERED TO THE REQUESTING PARTIES REQUESTS FOR THE CALL OF THE SPECIAL MEETING.

     The Requesting Parties are soliciting your Proxy in favor of both sets of Special Meeting Proposals that the Requesting Parties plan to introduce alternatively at the Special Meeting, either of which, if approved, would result in the placement on the Company's Board of Directors (the "Board") of a number of nominees of the Requesting Parties such that a majority of the Board would consist of directors who are committed, subject to their fiduciary duties, to a business plan for the Company which, consistent with the Requesting Parties' understanding of the historical purpose of the Company, would permit the Company to become a diversified financial services company operating in Georgia, other sections of the Southeast and in other geographic areas offering attractive opportunities.

                                   IMPORTANT

     The approval of the first set of proposals ("Proposal A") of the Requesting Parties in its entirety -- to decrease the size of the Board, remove certain of the incumbent members of the Board (the "Opposing Members") and elect two nominees of the Requesting Parties -- requires the affirmative vote of not less than two-thirds of the outstanding Shares because a vote of two-thirds of the outstanding Shares is required to remove a director. BECAUSE THE APPROVAL OF PROPOSAL A IN ITS ENTIRETY EFFECTIVELY REQUIRES THE VOTE OF TWO-THIRDS OF THE OUTSTANDING SHARES, IF YOU DO NOT VOTE OR IF YOU ABSTAIN FROM VOTING ON PROPOSAL A, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST PROPOSAL A. The second set of proposals ("Proposal B") to be presented by the Requesting Parties -- to increase the size of the Board and elect five nominees of the

Requesting Parties -- requires the affirmative vote of a majority of the votes cast on the matter, assuming a quorum is present.

     THE REQUESTING PARTIES URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD TO VOTE TO PLACE ON THE BOARD A MAJORITY OF DIRECTORS COMMITTED TO CAUSING THE COMPANY TO BECOME A DIVERSIFIED FINANCIAL SERVICES COMPANY CONSISTENT WITH THE REQUESTING PARTIES' UNDERSTANDING OF THE HISTORICAL PURPOSE OF THE COMPANY.

     THE REQUESTING PARTIES URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING PROPOSALS TO MR. JUNKIN, AT THE ADDRESS INDICATED ON THE ENCLOSED POSTAGE PRE-PAID ENVELOPE, OR BY VOTING IN PERSON AT THE SPECIAL MEETING. SEE "PROXY PROCEDURES" BELOW.

     The Requesting Parties, two of whom (Mr. Junkin and Mr. Lockyer) currently serve as members of the Board, believe that the approval of the Special Meeting Proposals is necessary to prevent a group of directors that has taken control of the existing Board and appointed Mr. J. Thomas Whelchel as interim chairman (the "Whelchel Group") from taking, over the dissenting votes of Mr. Junkin and Mr. Lockyer, further action to limit the Company's scope of operations in opposition to the historical purpose of the Company. See "BACKGROUND OF PROXY SOLICITATION."

     According to the Bylaws, the chairman of the Special Meeting, who serves as the presiding officer of the meeting, may be the Chairman of the Board, or in his absence, the President of the Company, or, alternatively, may be any other person elected by a majority vote of the Shares represented at the Special Meeting. THE REQUESTING PARTIES URGE YOU TO MARK THE ENCLOSED GREEN PROXY CARD TO VOTE FOR THE ELECTION OF MR. JUNKIN OR, IN HIS ABSENCE, MR. LOCKYER AS THE CHAIRMAN OF THE SPECIAL MEETING.

     Questions and requests for assistance in completing or delivering proxy cards may be directed to Mr. Junkin or Mr. Lockyer at the following addresses and telephone numbers:

Gregory S. Junkin           Paul D. Lockyer
P.O. Box 30297              311 Dunbarton Drive
Sea Island, Georgia 31561   St. Simons Island, Georgia 31522
(912) 638-4447              (912) 638-2381

     Carefully review the Proxy Statement and the enclosed materials. YOUR PROXY IS IMPORTANT. IF YOU ARE UNABLE TO ATTEND THE SPECIAL MEETING IN PERSON YOUR PROXY IS THE ONLY MEANS AVAILABLE FOR YOU TO VOTE. No matter how many or how few shares you own, please vote FOR the Special Meeting Proposals by so indicating and by signing, marking, dating and mailing the enclosed GREEN proxy card promptly.

                         THE SPECIAL MEETING PROPOSALS

At the Special Meeting, the Requesting Parties intend to present the Special Meeting Proposals for approval of the shareholders of the Company. If Proposal A is not adopted in its entirety, the Requesting Parties will propose Proposal B, as set forth below.

  Proposal A:

          (i) that the number of members constituting the full Board be fixed at six (a decrease of two members);

          (ii) that each of J. Thomas Whelchel, Michael D. Hodges, C. Kermit Keenum and L. McRee Harden be removed as members of the Board;

          (iii) that Article 3, Section 3.6 of the Bylaws be amended to clarify that the shareholders of the Company shall have the right to fill a vacancy on the Board (created by the removal of a director) at a special meeting or an annual meeting by inserting the following sentence at the end of Section 3.6:

             A vacancy occurring in the Board of Directors through removal of a director may be filled for the unexpired term and until the shareholders have elected a successor by resolution of the shareholders at any annual or special meeting of the shareholders.

        (iv) that the two nominees of the Requesting Parties designated herein as the "Proposal A Nominees" be elected to fill the two vacancies on the Board.

  Proposal B:

          (i) that the number of members constituting the full Board be fixed at 13 (an increase of five members); and

          (ii) that the five nominees of the Requesting Parties designated herein as the "Proposal B Nominees" be elected to fill the five vacancies on the Board resulting from the increase in the number of directors.

     The Special Meeting Proposals are intended to prevent the Whelchel Group from taking further actions to limit the Company's scope of operation in opposition to the Requesting Parties' understanding of the historical purpose of the Company to become a diversified financial services company. The purpose of changing the size of the Board and filling the vacancies created either by the removal of existing members of the Board or the increase in the size of the Board with the Proposal A Nominees or the Proposal B Nominees (the "Requesting Parties' Nominees") is to place on the Board directors who, subject to their fiduciary duties, are committed, as are Mr. Junkin and Mr. Lockyer, to a business plan for the Company which, consistent with the Requesting Parties' understanding of the historical purpose of the Company, would permit the Company to become a diversified financial services company operating in Georgia, other sections of the Southeast and in other geographic areas offering attractive opportunities.

     Based on currently available public information, a quorum shall be deemed constituted at the Special Meeting if holders of not less than one-third of the shares of Common Stock outstanding and entitled to vote at the Special Meeting are present in person or by proxy. If a quorum is present at the Special Meeting, the shareholders of the Company may remove members of the Board by a vote of two-thirds of the shares of Common Stock entitled to vote in an election of directors and they may amend the Bylaws by a vote of a majority of all shares entitled to elect directors. The shareholders may fix the number of directors constituting the full Board (which must be at least 3 and not greater than 25) and elect new directors to fill newly created vacancies by a vote of a majority of the shares of the Common Stock represented by holders present at the meeting in person or by proxy. Once elected to the Board, each director shall serve until the annual meeting and thereafter until his or her successor shall have been elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal. With respect to abstentions and broker non-votes, the Shares will be considered present at the Special Meeting, but since they are not affirmative votes for the Special Meeting Proposals, they will have the same effect as votes against the Special Meeting Proposals.

     THE REQUESTING PARTIES STRONGLY URGE YOU TO SIGN, DATE AND RETURN TO MR. JUNKIN THE ENCLOSED GREEN PROXY CARD AT THE ADDRESS INDICATED ON THE ENCLOSED POSTAGE PRE-PAID ENVELOPE IN ORDER TO VOTE IN FAVOR OF THE SPECIAL MEETING PROPOSALS.

     With respect to Proposal A, you also may vote FOR removal of less than all of the Opposing Members and/or the election of less than all of the Proposal A Nominees proposed to replace them by marking the "FOR" box and writing the name(s) of the person(s) whom you do not wish to be removed and the name(s) of the person(s) whom you do not wish to be elected in the space provided on the GREEN proxy cards. If no marking is made, you will be deemed to have given a direction to vote the Shares represented by each GREEN proxy card at the Special Meeting FOR removal of all the Opposing Members and the election of all the Proposal A Nominees proposed to replace them at the Special Meeting.

     With respect to Proposal B, you also may vote FOR the election of less than all of the Proposal B Nominees by marking the "FOR" box and writing the name(s) of the person(s) whom you do not wish to be elected in the space provided on the GREEN proxy cards. If no marking is made, you will be deemed to have given a direction to vote the Shares represented by each GREEN proxy card at the Special Meeting FOR the election of all the Proposal B Nominees.

     Please be aware that a vote against the Special Meeting Proposals to fix the size of the Board, either in Proposal A or Proposal B, could have the effect of defeating Proposal A or Proposal B, respectively.

                             ELECTION OF DIRECTORS

     According to publicly available information, the Company currently has eight Directors, all of whose terms will expire at the Annual Meeting of Shareholders of the Company (the "1997 Annual Meeting"), which is to be held in May 1997.

     Each Requesting Parties' Nominee, if elected, would hold office until the 1997 Annual Meeting and until a successor has been elected and qualified or until his earlier death, resignation or removal. Although the Requesting Parties have no reason to believe that any of the Requesting Parties' Nominees will be unable to serve as directors, if any one or more of the Requesting Parties' Nominees is not available for election, the persons named as proxies on the GREEN proxy card will vote for the election of such other nominees as may be proposed by the Requesting Parties. Should the Board purport to increase the number of directors to be elected at the Special Meeting, it is the current intention of the Requesting Parties to propose additional nominees for such directorships. Each of the Requesting Parties' Nominees has consented to serve as a director of the Company, if elected.

PROPOSAL A

     Under Proposal A, the Requesting Parties propose that, at the Special Meeting, the shareholders remove from the Board Messrs. J. Thomas Whelchel, Michael D. Hodges, C. Kermit Keenum and L. McRee Harden, each a member of the Whelchel Group, reduce the size of the full Board from eight to six and elect the two Proposal A Nominees named below as directors of the Company to fill the vacancies created by the removal of such incumbent directors. The terms of the Opposing Members expire at the 1997 Annual Meeting. However, there can be no assurance that prior to the Special Meeting one or more of the Opposing Members will not have ceased to be a director (by reason of resignation or otherwise) and have been succeeded by another person appointed by the incumbent directors or that the number of directors on the Company's Board will not have been increased. Accordingly, the GREEN proxy card which is solicited hereby provides for the removal as directors of the Opposing Members and all other persons who are serving as directors at the time that the removal becomes effective, other than Mr. Junkin, Mr. Lockyer, Mr. Russell C. Jacobs, Jr. and Mr. Jimmy D. Veal.

     If the Opposing Members were removed and all Proposal A Nominees were elected, the Proposal A Nominees, together with Mr. Junkin and Mr. Lockyer who already serve as directors, would constitute four of the possible six members of the Board. The Proposal A Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters.

                                                  PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
 NAME, AGE AND PRINCIPAL BUSINESS ADDRESS        DURING LAST FIVE YEARS; CURRENT DIRECTORSHIPS
 ----------------------------------------        ---------------------------------------------
Richard S. Holson, Jr. (70)...............  Chairman of the Board and Chief Executive Officer
  Guarantee Trust Life Insurance Co.        (January 1991-present) of Guarantee Trust Life Insurance
  1275 Milwaukee Avenue                     Company; Limited Partner and Chief of Operations (July
  Glenville, Illinois 60025                 1979-present) of Independence Realty Development
                                            Company; President (March 1979-present), Independence
                                            Director, Inc. (sales and advertising); President (May
                                            1973-present) of Guarantee Security Life Insurance
                                            Company of Arizona; Chairman of the Board (December
                                            1988-present) and Director, Independence Holding
                                            (holding company); Director of Independence Director,
                                            Inc. and United National Life Insurance Company of
                                            America and Boatmen's Bancshares, Inc. (March 1986-April
                                            1990) and General Bancshares Corporation (May 1985-March
                                            1986).
James M. Showalter (39)...................  President and CEO (June 1990-present) of International
  1 Joe Frank Harris Boulevard              Auto Processing, Inc. (automotive services); Director of
  Colonel's Island                          International Auto Processing, Inc.
  Brunswick, Georgia 31521

     THE REQUESTING PARTIES STRONGLY RECOMMEND A VOTE FOR THE REMOVAL OF THE OPPOSING MEMBERS AND THE ELECTION OF THE PROPOSAL A NOMINEES.

PROPOSAL B

     If Proposal A is not adopted in its entirety, the Requesting Parties will propose Proposal B to the shareholders.

     If all Proposal B Nominees were elected, the Proposal B Nominees, together with Mr. Junkin and Mr. Lockyer who already serve as directors, would constitute seven of the possible thirteen members of the Board. The Proposal B Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters.

                                                  PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
 NAME, AGE AND PRINCIPAL BUSINESS ADDRESS        DURING LAST FIVE YEARS; CURRENT DIRECTORSHIPS
 ----------------------------------------        ---------------------------------------------
Edward V. Baich (61)......................  President and CEO (November 1985-present) of Royal Ten
  Royal Ten Cate (USA), Inc.                Cate (USA), Inc. (manufacture and sale of geotechnical
  3500 Parkway Lane, Suite 500              products for the agriculture, horticulture, industrial
  Norcross, Georgia 30092                   and construction industries); Director of Royal Ten Cate
                                            (USA), Inc. and Gemini Precision Products Company
                                            (manufacturer of specialty products for the gift
                                            market).
John M. Froehlich, CPA (54)...............  Vice President (July 1989-present) and Chief Financial
  Chatwins Group, Inc.                      Officer and Treasurer (April 1988-present) of Chatwins
  300 Weyman Plaza, Suite 340               Group, Inc. (design, manufacture and marketing of
  Pittsburgh, PA 15236                      fabricated and machined industrial parts and products).
Frank J. Guzikowski (69)..................  Private investor (real estate and small business
  1012 Chancery Lane                        financing); Executive Vice President (March
  Nashville, Tennessee 37215                1976-November 1987) of CPS Industries, Inc. (manufacture
                                            of gift wrapping and ribbons).

                                                  PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
 NAME, AGE AND PRINCIPAL BUSINESS ADDRESS        DURING LAST FIVE YEARS; CURRENT DIRECTORSHIPS
 ----------------------------------------        ---------------------------------------------
Richard S. Holson, Jr. (70)...............  Chairman of the Board and Chief Executive Officer
  Guarantee Trust Life Insurance Co.        (January 1991-present) of Guarantee Trust Life Insurance
  1275 Milwaukee Avenue                     Company; Limited Partner and Chief of Operations (July
  Glenville, Illinois 60025                 1979-present) of Independence Realty Development
                                            Company; President (March 1979-present), Independence
                                            Director, Inc. (sales and advertising); President (May
                                            1973-present) of Guarantee Security Life Insurance
                                            Company of Arizona; Chairman of the Board (December
                                            1988-present) and Director, Independence Holding
                                            (holding company); Director of Independence Director,
                                            Inc. and United National Life Insurance Company of
                                            America.
James M. Showalter (39)...................  President and CEO (June 1990-present) of International
  1 Joe Frank Harris Boulevard              Auto Processing, Inc. (automotive services); Director of
  Colonel's Island                          International Auto Processing, Inc.
  Brunswick, Georgia 31521

     THE REQUESTING PARTIES STRONGLY RECOMMEND A VOTE FOR THE PROPOSAL B NOMINEES IN CASE PROPOSAL A IS NOT ADOPTED IN ITS ENTIRETY BY THE SHAREHOLDERS.

     The accompanying GREEN proxy card will be voted at the Special Meeting in accordance with your instructions on such card. You may vote FOR the approval of the Special Meeting Proposals and election of the Requesting Parties' Nominees as directors of the Company or withhold authority to vote for approval of the Special Meeting Proposals and the election of the Requesting Parties' Nominees by marking the proper boxes on the GREEN proxy card. You also may withhold your vote from any of the Requesting Parties' Nominees by writing the name of such nominee in the space provided on the GREEN Special proxy card. IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE GREEN PROXY CARD FOR BOTH SPECIAL MEETING PROPOSALS IN THEIR ENTIRETY PROVIDED THAT YOU HAVE SIGNED AND DATED THE PROXY CARD.

     It is anticipated that each of the Requesting Parties' Nominees, upon his election as a director of the Company, will receive compensation consistent with the Company's past practice. According to the proxy statement relating to the Company's 1996 Annual Meeting of Shareholders, the Company has no permanent arrangement for the compensation of its directors for their services as directors. In 1995, however, the directors were awarded restricted shares of Common Stock for their past services. Mr. Hodges received 1,615 shares, Messrs. Harden, Jacobs, Keenum and Whelchel each received 3,000 shares and Messrs. Lockyer, Junkin and Veal each received 3,615 shares. The shares are subject to forfeiture by the recipient if such recipient does not continue serving the Company in certain capacities. The restrictions lapse evenly over a period of seven years from the effective date of the grant. These awards were approved by the shareholders at the 1995 Annual Meeting of Shareholders.

     In addition, according to the 1996 Proxy Statement, the Board granted non-statutory stock options to directors of the Company for services rendered during fiscal year 1995 on the Board and committees of the Company and its various subsidiaries. The following table presents information regarding such option grants.

                  JANUARY 1996 OPTION GRANTS TO DIRECTORS FOR
                     SERVICES RENDERED IN FISCAL YEAR 1995

                                                        NUMBER OF SECURITIES   EXERCISE
NAME                                                     UNDERLYING OPTIONS     PRICE     EXPIRATION DATE
----                                                    --------------------   --------   ---------------
L. McRee Harden.......................................         1,385            $6.00         1/19/06
Michael D. Hodges.....................................         1,042            $6.00         1/19/06
Russell C. Jacobs, Jr.................................         1,263            $6.00         1/19/06
Gregory S. Junkin.....................................         1,500            $6.00         1/19/06
C. Kermit Keenum......................................         1,045            $6.00         1/19/06
Paul D. Lockyer.......................................         1,458            $6.00         1/19/06
Jimmy D. Veal.........................................         1,958            $6.00         1/19/06
J. Thomas Whelchel....................................         1,390            $6.00         1/19/06

     The options listed above were granted pursuant to the Golden Isles Financial Holdings, Inc. 1995 Stock Option Plan, adopted by the Company on July 25, 1995.

     According to publicly available information, the only committee which has been established by the Board is the audit committee (the "Audit Committee"). The members of the Audit Committee are L. McRee Harden, Russell C. Jacobs, Jr., and Jimmy D. Veal. The Audit Committee held three meetings during the 1995 fiscal year. The objective of the Audit Committee is to prevent losses by the Company from fraud, defalcation and/or operating deficiencies.

     The Board met ten times during the 1995 fiscal year. Each of the directors attended more than 75% of the aggregate of (i) the total number of meetings of the Board; and (ii) the total number of meetings held by all committees of the Board on which he served, during the period of the 1995 fiscal year that he served as a director.

             OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     Except as set forth above, the Requesting Parties are not aware of any proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GREEN proxy card will vote on such proposals in their discretion.

   BACKGROUND OF THE CALL OF THE SPECIAL MEETING AND THIS PROXY SOLICITATION

     In May 1989 and May 1994, the Company raised money from the shareholders through the initiation of public offerings of its common stock on the basis of a business plan for the Company which provided, first, for the establishment of The First Bank of Brunswick (the "Bank") and then, with the Bank as an anchor, the development of the Company into a diversified financial services company through the establishment or acquisition of other businesses involving commercial banking, mortgage origination and consumer finance, as well as other financial services. In addition, the business plan contemplates a reasonable level of geographic diversity and the prospectus relating to the 1994 offering contemplated an expanded regional focus, generally concentrating in Southeast Georgia and Northwest Florida, with certain products to be made available in selected markets outside of this region. In October 1996, the Company was in the process of implementing this business plan. Under the leadership of Mr. Junkin and Mr. Lockyer, the Company established the Bank and managed it through losses anticipated in the start-up phase to a position of profitability. In addition, the Company had begun its promised diversification through establishment of the First Credit Service Corporation, a consumer finance subsidiary (the "FCC"), and the First Bank Mortgage Company, a mortgage banking subsidiary (the "FBMC"), and, in the opinion of the Requesting Parties, these two entities were coming to the end of their start-up phases and were beginning to turn profitable. However, at just this point, the Whelchel Group took control of the Board of Directors and determined to make a change in the direction of the Company's activities, stating that the Company had "deviated from the original mission of providing banking and financial services to local communities."

     On October 17, 1996, the Board removed Mr. Junkin and Mr. Lockyer, as Chief Executive Officer and Chief Operating Officer, respectively, of the Company and elected Mr. J. Thomas Whelchel, Vice Chairman of the Company, to serve as Chief Executive Officer of the Company and its subsidiaries. Mr. Whelchel, thereafter on October 25, 1996, sent a letter to the shareholders of the Company informing them of the Board's decision to make a change of management and its proposal to make what the Requesting Parties believe to be a significant change in the direction of the Company's activities.

     Dissatisfied with the change in the direction of the Company's activities proposed by the Whelchel Group, on November 14, 1996, Mr. Junkin sent a letter (the "November 14 Letter") to the shareholders of the Company outlining the reasons for his dissatisfaction. This letter is attached hereto as Exhibit A.

     Concurrently with the mailing of the November 14 Letter, the Requesting Parties filed a Schedule 13D with the Securities and Exchange Commission (the "Commission") stating that they were dissatisfied with the actions of the Whelchel Group and that they had sent the November 14 Letter to the shareholders. The Requesting Parties also stated that, although they had no specific plans or proposals therefor, depending upon the response of the Whelchel Group to the November 14 Letter, the Requesting Parties might find it necessary to seek the removal of certain members of the Whelchel Group from the Board or the election of their own nominees to the Board which could involve a change in the number of directors constituting the full Board.

     On December 3, 1996, the Whelchel Group sent a second letter to the shareholders of the Company (the "December 3 Letter"), describing the financial condition of the Company and implying that losses from the Company's subsidiaries and expenses at the holding company level were unacceptably high and required more corrective action. The Requesting Parties believe that the letter is unfair and misleading because it fails to discuss the financial statements of the Company and related issues in the proper context. In the cover letter (the "Cover Letter") to the Request Solicitation Statement sent by the Requesting Parties to the shareholders on December 24, 1996 (the "Request Solicitation Statement"), Mr. Junkin and Mr. Lockyer endeavored to discuss in context the figures provided by the Board in its December 3 Letter and in so doing in their view have provided the shareholders with a more accurate description of the financial condition and prospects of the Company and its subsidiaries. The Cover Letter is attached hereto as Exhibit B.

     Shortly after sending the December 3 Letter, on December 9, 1996, by a vote of 5 to 2, the Board made an official decision to dismantle FBMC and transfer the remnants of the mortgage business to the Bank. During the week of December 9, 1996, Messrs. Whelchel and Hodges began firing FBMC employees. The Board action was taken over the objections of Mr. Junkin and Mr. Lockyer who emphasized to the Board their beliefs that the action was being taken just after FBMC had apparently "turned the corner" on profitability in October and that it was in opposition to the best interests of the shareholders of the Company because it would result in a waste of a great deal of the Company's substantial investment in the mortgage business and would be inconsistent with the business plan used by the Company to raise money from the shareholders. The Requesting Parties do not believe that the continuance of the mortgage business within the Bank is an adequate substitute for a stand-alone mortgage banking subsidiary, which would enjoy more flexibility and could in many ways be operated more efficiently. See the Cover Letter.

     The action to dismantle FBMC caused the Requesting Parties to seek the Special Meeting. On December 24, 1996, the Requesting Parties distributed to the shareholders the Request Solicitation Statement, soliciting requests ("Requests") from the shareholders of the Company to require the Company to call a Special Meeting pursuant to Article 2, Section 2.4 of the Bylaws.

     In opposition to the Requesting Parties' solicitation of Requests to call the Special Meeting, the Whelchel Group sent on January 3, 1997 a third letter to the shareholders (the "January 3 Letter"). In the view of the Requesting Parties, the January 3 Letter failed to respond to the substantive issues concerning the business and future of the Company addressed in the Requesting Parties' Request Solicitation Statement. Instead, the Whelchel Group's January 3 Letter attempted to persuade the shareholders not to request the call of the Special Meeting by means of a personal attack on Mr. Junkin, which included statements that in the opinion of the Requesting Parties were false and misleading, as well as inconsistent with prior statements made by the Whelchel Group.

     On January 7, 1997, in a separate letter to the shareholders, Mr. Junkin responded to the January 3 Letter, by addressing the personal allegations, correcting some of the false and misleading statements and pointing out the inconsistencies between the January 3 Letter and prior statements made by the Whelchel Group. A copy of Mr. Junkin's letter is attached as Exhibit C hereto.

     On January 17, 1997, the Requesting Parties delivered to the Company Requests on behalf of the holders of more than 25% of the outstanding Shares. On January 17, 1997, Mr. Junkin, as the "Officer of Persons Calling the Meeting" appointed by holders of more than 25% of the outstanding Shares, delivered notice (the "Original Notice") to the shareholders of the Special Meeting.

     After the Original Notice had been delivered by Mr. Junkin to the shareholders, the Whelchel Group's attorney sent, on January 22, 1997, a letter to Mr. Junkin's attorneys purportedly questioning Mr. Junkin's authority to send the Original Notice and stating the Whelchel Group's desire for the Special Meeting to be delayed until March 20, 1997. Mr. Junkin replied to the letter through his attorney by clarifying for the Whelchel Group and their attorney the basis for Mr. Junkin's authority to send the notice and agreeing to postpone the Special Meeting at the request of the Whelchel Group so long as the Special Meeting would occur no later than Tuesday, March 11, 1997. In addition, to avoid further controversy about the Special Meeting, Mr. Junkin's response was conditioned upon the Board's passing resolutions confirming that (i) the shareholders have made a valid demand for the Special Meeting, (ii) the Original Notice is ratified, approved and confirmed; (iii) the date of the Special Meeting would be deferred to March 11, 1997; (iv) the Board will not take any action to delay or defer holding the Special Meeting on the mutually agreed date; (v) the Board authorizes Mr. Junkin to give an amended notice of the Special Meeting; and (vi) the record date for the Special Meeting will be the date the first amended notice is sent to the shareholders.

     On January 28, 1997, Mr. Junkin's attorneys sent to the Whelchel Group's attorneys a letter stating that the Special Meeting would be conducted in accordance with the Bylaws, as in effect on such date.

     On January 29, 1997, the Board, by a unanimous written consent, confirmed the items listed above. On the same date, Mr. Junkin, as the "Officer of Persons Calling the Meeting", delivered an amended notice (the "Amended Notice") of the Special Meeting to the shareholders.

                                PROXY PROCEDURES

     In order for your views on the above-described proposals to be represented at the Special Meeting, please mark, sign and date the enclosed GREEN proxy card and return it to Mr. Junkin, in the enclosed envelope in time to be voted at the particular meeting. Execution of the GREEN proxy cards will not affect your right to attend the Special Meeting and to vote in person.

     Only Record Holders are eligible to execute a GREEN proxy card. Persons owning Shares "beneficially" (i.e., deriving the economic benefits of ownership thereof or having the power to vote or dispose of shares), but not "of record" (i.e., having one's name recorded on the stock transfer records of the Company), such as persons whose ownership of Shares is through a broker, bank, other financial institution or other record holder should contact their broker, bank, other financial institution or other record holder and instruct such person or entity to execute the GREEN proxy card on their behalf.

RECORD DATE

     The Bylaws provide that the record date for determining shareholders entitled to vote at a special meeting is the date that the notice of the special meeting is given. On January 29, 1997, Mr. Junkin gave the Amended

Notice to the shareholders of the Special Meeting. Accordingly, the Record Date for the purposes of the Special Meeting is January 29, 1997.

     Only Record Holders are entitled to vote at the Special Meeting. If you acquired Shares after the Record Date without a proxy, you may not execute a Proxy to vote at the Special Meeting with respect to such Shares. A Record Holder will retain the right to execute a proxy card in connection with this Proxy Solicitation even if such Record Holder sells such Shares after the Record Date.

REVOCATION OF REQUEST

     A Proxy executed and delivered by a Record Holder may subsequently be revoked by written notice of revocation to Mr. Junkin or the Company or by your vote at the Special Meeting. A revocation may be in any written form validly signed and dated by the Record Holder as long as it clearly states that such Record Holder's Proxy previously given is no longer effective. Any valid revocation delivered to Mr. Junkin or the Company shall supersede any previously dated or undated GREEN proxy card. To be effective, a Record Holder's written notice of revocation of his or her previously executed and delivered Proxy must be signed, dated and delivered prior to the date of the Special Meeting.

     Any revocation may be delivered to either Mr. Junkin at the address provided on the back of this Proxy Statement or to the Company at any address provided by the Company. The Requesting Parties request that, if a revocation is delivered to the Company, a photostatic or other legible copy of the revocation also be delivered to Mr. Junkin at the address set forth above. In this manner, the Requesting Parties will be aware of all revocations.

     If a Record Holder signs, dates and delivers a GREEN proxy card and thereafter, on one or more occasions, dates, signs and delivers a later-dated GREEN proxy card, the latest-dated GREEN proxy card will be controlling as to the instructions indicated therein and will supersede such Record Holder's prior Proxy or Proxies as embodied in any previously submitted GREEN proxy cards; provided, however, that any such later-dated GREEN proxy card will be inoperative and of no effect if it is delivered after the Special Meeting. ONLY YOUR LATEST DATED PROXY FOR THE SPECIAL MEETING WILL COUNT AT THE MEETING.

     If the Board chooses to oppose the Requesting Parties' Proxy Solicitation and if, in such instance, a Record Holder signs a proxy revocation card sent to such Record Holder by the Board, such Record Holder may override that revocation by returning to Mr. Junkin a subsequently dated and signed GREEN proxy card.

                      SOLICITATION EXPENSES AND PROCEDURES

     The entire expense of preparing, assembling, printing and mailing the Proxy Statement and the accompanying form of Proxy and the cost of soliciting Proxies (collectively, the "Solicitation Expenses") will be borne by Mr. Junkin. Mr. Junkin reserves the right, though no final determination has been made, to seek reimbursement from the Company for Solicitation Expenses if any of the Requesting Parties' Nominees are elected to the Board at the Special Meeting. Such reimbursement would be submitted to vote of the shareholders of the Company at the next annual meeting of the Company.

     In addition to the use of the mails, Proxies may be solicited by the Requesting Parties by telephone, facsimile, telegraph and personal interviews, for which no additional compensation will be paid to such individuals. The Requesting Parties request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of their solicitation materials to the beneficial owners of the Shares they hold of record. The Requesting Parties will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

     The Requesting Parties estimate that total expenditures relating to the
proxy solicitation will be approximately $          . To date, the Requesting
Parties have spent $          of such total estimated expenditures.

     The Requesting Parties currently do not intend to retain a proxy solicitation firm to solicit proxies in connection with the Special Meeting, but may determine to do so at any time prior to the Special Meeting. In the event, the Requesting Parties determine to retain a proxy solicitation firm, it is anticipated that the proxy solicitation firm would solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders.

                CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

     Mr. Junkin, Mr. Lockyer and Scott Junkin and the Requesting Parties' Nominees may be deemed to be "participants" (as defined in Instruction 3 to Item 4 of Rule 14a -101 of the Exchange Act) in this Proxy Solicitation. Mr. Junkin and Mr. Lockyer currently serve on the Board.

     Certain information relating to the beneficial ownership of Shares by participants in the solicitation and certain other information is contained in
Schedule I hereto and is incorporated herein by reference.

                             ADDITIONAL INFORMATION

     The principal executive offices of the Company are at 200 Plantation Chase, St. Simons Island, Georgia 31522. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the Commission and other publicly available information. Although the Requesting Parties do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, the Requesting Parties do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

     For information regarding the security ownership of certain beneficial owners and the management of the Company, see Schedule II.

     NO MATTER HOW MANY SHARES YOU OWN, YOUR VOTE IS VERY IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                   SCHEDULE I

                            BENEFICIAL OWNERSHIP OF
                   SHARES BY PARTICIPANTS IN THE SOLICITATION

     Mr. Junkin has his principal business address at P.O. Box 30297, Sea Island, Georgia 31561. Mr. Lockyer has his principal residential address at 311 Dunbarton Drive, St. Simons Island, Georgia 31522. Mr. Scott Junkin has his principal business address at 62 Southfield Avenue, Stamford, Connecticut 06902. Until October 17, 1996, Mr. Junkin and Mr. Lockyer served as the Chief Executive Officer and Chief Operating Officer, respectively, of the Company. Mr. Junkin and Mr. Lockyer are retired. Mr. Scott Junkin is an attorney.

     As of the date of this Proxy Statement, Mr. Junkin is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 105,653 shares of Common Stock, which constitutes 4.5% of the outstanding shares of Common Stock and includes 5,544 shares which Mr. Junkin has a right to acquire pursuant to warrants or options. As of the date of this Proxy Statement, Mr. Lockyer is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 21,058 shares of Common Stock, which constitutes 1.7% of the outstanding shares of Common Stock and includes 1,458 shares which Mr. Lockyer has a right to acquire pursuant to options. As of the date of this Proxy Statement, Mr. Scott Junkin is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 37,244 shares of Common Stock, which constitutes 1.6% of the outstanding shares of Common Stock and includes 9,872 shares that may be acquired pursuant to warrants. As of January 29, 1997, Mr. Junkin had outstanding indebtedness of $62,588 and Mr. Scott Junkin had outstanding indebtedness of $14,010 which they individually incurred for the purpose of acquiring shares in the initial public offering of Common Stock of the Company.

     As of the date of this Proxy Statement, Edward V. Baich is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 5,262 shares of Common Stock, which constitutes less than one percent of the outstanding Common Stock and includes 2,631 shares which Mr. Baich has a right to acquire pursuant to warrants. As of the date of this Proxy Statement, John M. Froehlich is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 2,494 shares of Common Stock, which constitutes less than one percent of the outstanding Common Stock and includes 1,247 shares which Mr. Froehlich has a right to acquire pursuant to warrants. As of the date of this Proxy Statement, Frank J. Guzikowski is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 32,076 shares of Common Stock, which constitutes 1.4% of the outstanding Common Stock and includes 4,038 shares which Mr. Guzikowski has a right to acquire pursuant to warrants, 12,000 shares which are held by his wife as custodian for his grandchildren and 12,000 shares for which warrants held by his wife as custodian for his grandchildren may be exercised. As of the date of this Proxy Statement, Richard S. Holson, Jr. is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 19,125 shares of Common Stock, which constitutes less than one percent of the outstanding Common Stock and includes 2500 shares which Mr. Holson has a right to acquire pursuant to warrants and 1,625 shares held by VVGH, LP (a limited partnership in which Mr. Holson is one of four limited partners) with respect to which shares Mr. Holson has the individual power to vote or direct the vote, or to dispose of or direct the disposition of, but does not include 4,875 shares held by VVGH, LP with respect to which Mr. Holson does not have such individual (or shared) power. As of the date of this Proxy Statement, James M. Showalter is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 4,408 shares of Common Stock, which constitutes less than one percent of the outstanding Common Stock and includes 1,669 shares held in an IRA for Mr. Showalter, 1,669 shares for which warrants held in Mr. Showalter's IRA may be exercised, 535 shares held in an IRA for Mr. Showalter's wife and 535 shares for which warrants held in the IRA for Mr. Showalter's wife may be exercised.

     As of the date of this Proxy Statement, Mr. Junkin owns of record 100,109 Shares, Mr. Lockyer owns of record 19,600 Shares, Mr. Scott Junkin owns of record 9,872 Shares, Mr. Baich owns of record 2,631 Shares, Mr. Froehlich owns of record 1,247 Shares, Mr. Guzikowski owns of record 4,038 Shares, Mr. Holson owns of record 15,000 Shares, and Mr. Showalter owns no Shares of record.

     The participants in this Proxy Solicitation have purchased or sold the following Shares within the last 2 years:

                                                                    SHARES          PRICE
PARTICIPANT                                 TRANSACTION DATE    PURCHASED/SOLD    PER SHARE
-----------                                 ----------------    --------------    ---------
Paul D. Lockyer...........................  February 2, 1996        3,125           $6.00
                                                                     sold
Gregory S. Junkin.........................  March 31, 1995         4,044(1)         $6.50
                                                                  purchased
Scott A. Junkin...........................  March 31, 1995         9,872(1)         $6.50
                                                                  purchased
Edward V. Baich...........................  March 31, 1995         2,631(1)         $6.50
                                                                  purchased
John M. Froehlich.........................  March 31, 1995         1,247(1)         $6.50
                                                                  purchased
Frank J. Guzikowski.......................  March 31, 1995       16,038(1)(2)       $6.50
                                                                  purchased
Richard S. Holson, Jr.....................  March 31, 1995         2,500(1)         $6.50
                                                                  purchased
                                                                   1,625(3)
                                                                  purchased
James M. Showalter........................  March 31, 1995       2,204(1)(4)        $6.50
                                                                  purchased
                                                                ------
          Total:..........................                          43,286
                                                                    ------
                                                                    ------

---------------

(1) A number of warrants equal to the number of Shares purchased was purchased concurrently by the participant without additional consideration.
(2) Includes 12,000 shares held by Mr. Guzikowski's wife as custodian for his grandchildren.
(3) Includes 1,625 Shares purchased by VVGH, LP of which Mr. Holson is deemed to have beneficial ownership, but does not include the other 4,875 Shares purchased by VVGH, LP on December 13, 1996 at a price of $5.50.
(4) Includes 1,669 shares held in Mr. Showalter's IRA and 535 shares held in the IRA of Mr. Showalter's wife.

     Except as otherwise set forth in this Schedule I, none of the participants in this Proxy Solicitation or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation has purchased or sold any Shares within the past two years, borrowed any funds for the purpose of acquiring or holding any Shares, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any Shares. There have not been any transactions since the beginning of the Company's last fiscal year and there is not any currently proposed transaction to which the Company or any of its subsidiaries was or is to be a party, in which any of Mr. Junkin, Mr. Lockyer or Mr. Scott Junkin or any associate or immediate family member of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation had or will have a direct or indirect material interest. Other than the directorships contemplated by the Special Meeting Proposals, none of Mr. Junkin, Mr. Lockyer or Mr. Scott Junkin or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates will or may be a party.

     Mr. Lockyer is a participant in the 1991 Incentive Stock Option Plan and 1991 Nonstatutory Stock Option Plan adopted by the Company on May 30, 1991.

                                  SCHEDULE II

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Information relating to beneficial ownership of Common Stock is based upon "beneficial ownership" concepts set forth in rules of the SEC under Section 13(d) of the Exchange Act. Under such rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to dispose of, or to direct the disposition of, such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within sixty
(60) days. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest. For instance, beneficial ownership includes spouses, minor children and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal.

     The following table sets forth share ownership information as of April 1, 1996, with respect to persons known at such date to the Company to be beneficial owners of more than 5% of the Shares, as such information was set forth in the 1996 Proxy Statement, and as of January 27, 1997 with respect to the beneficial ownership of the Requesting Parties. The information as to beneficial ownership by Leonard W. Golan, according to the 1996 Proxy Statement, was furnished to the Company by or on behalf of Mr. Golan. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                              NUMBER OF    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                           SHARES        CLASS
------------------------------------                          ---------    ----------
Leonard W. Golan (1)........................................   200,102        8.3%
  21st Floor, Three First National Plaza
  Chicago, Illinois 60602
Gregory S. Junkin, Paul D. Lockyer, Scott A. Junkin(2)......   146,455        7.1%
  P.O. Box 30297
  Sea Island, Georgia 31561

---------------

(1) Mr. Golan's beneficial ownership of the shares of Common Stock attributed to him stems from (i) his having voting and investment power with respect to certain of those shares in his capacity as Trustee of each of the Leonard
     W. Golan Insurance Trust dated January 23, 1968, the Carol P. Golan Insurance Trust dated November 7, 1977, and the Carol P. Golan QTIP Trust dated April 18, 1995, and (ii) his claiming beneficial ownership of certain shares registered in the name of his son, John F. Golan. The number of shares beneficially owned by Mr. Golan includes the right to acquire 64,642 shares pursuant to Class A Warrants owned by Mr. Golan.
(2) Includes shares held by these individuals as a "group" as such term is used in Section 13(d)(3) of the Exchange Act and includes rights of the members of the group to acquire 48,481 Shares pursuant to Class A Warrants and 2,958 Shares pursuant to the exercise of vested options.

     The following table sets forth, as of April 1, 1996 (except as otherwise noted below), the name and address of, and the total number of Shares (if any) of the Company beneficially owned (as defined in Rule 13d-3 under the Exchange
Act) and the percentage of outstanding Shares beneficially owned by, (i) each person who is known to the Company to own beneficially 5% or more of the outstanding Shares, (ii) each director of the Company, (iii) the Company's Chief Executive Officer and each of its executive officers and (iv) all directors and executive officers as a group. Except with respect to the percentage ownership set forth for Mr. Junkin and Mr. Lockyer, the information presented below has been taken from or is based upon documents and records on file with the Commission and other publicly available information. Since April 1, 1996, the total outstanding Shares has increased to 2,344,302. The percentage ownership for Mr. Junkin and Mr. Lockyer set forth below is calculated on the basis of 2,344,302 outstanding Shares. Although the Requesting Parties do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, the Requesting Parties do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

NAME AND ADDRESS OF BENEFICIAL OWNER                         NUMBER OF SHARES    PERCENTAGE OF CLASS
------------------------------------                         ----------------    -------------------
L. McRee Harden(1).........................................       19,385                   *
  P.O. Box 2369
  Darien, Georgia 31305
Michael D. Hodges(2).......................................       38,764                 1.6%
  207 Dunbarton Drive
  St. Simons Island, Georgia 31522
Russell C. Jacobs, Jr.(3)..................................       16,763                   *
  308 Oak Grove Island Drive
  Brunswick, Georgia 31525
Gregory S. Junkin(4).......................................      105,653                 4.5%(9)
  P.O. Box 30297
  Sea Island, Georgia 31522
C. Kermit Keenum(5)........................................       16,545                   *
  100 Old Mountain Road
  Powder Springs, Georgia 30073
Paul D. Lockyer(6).........................................       21,058                   *(9)
  311 Dunbarton Drive
  St. Simons Island, Georgia 31522
Jimmy D. Veal(7)...........................................       81,898                 3.4%
  711 Beachview Drive
  Jekyll Island, Georgia 31527
J. Thomas Whelchel(8)......................................       31,740                 1.4%
  5 Glynn Avenue
  Brunswick, Georgia 31520
All persons and executive officers as a group(8 persons)...      331,806                14.2%

---------------

  * Less than 1%.
(1) Includes 1,250 shares owned by his wife for which he disclaims beneficial ownership. Also includes the right to acquire 1,385 shares pursuant to vested options.
(2) Includes the right to acquire 30,124 shares pursuant to vested options.
(3) Includes the right to acquire 1,263 shares pursuant to vested options.
(4) Includes the right to acquire 4,044 shares pursuant to Class A Warrants, and 1,500 shares pursuant to vested options and 17,500 shares which he holds as nominee for Mr. Scott Junkin and as to which he does not have dispositive power.
(5) Includes the right to acquire 1,045 shares pursuant to vested options.
(6) Includes the right to acquire 1,458 shares pursuant to vested options.
(7) Includes 9,125 shares owned as custodian for his son, Daniel D. Veal, 9,125 shares owned as custodian for his son, Zachary T. Veal, both under the Uniform Gifts to Minors Act, and 1,958 shares pursuant to vested options.
(8) Includes 25 shares owned by Mr. Whelchel's daughter for which he disclaims beneficial ownership, and 1,390 shares pursuant to vested options.
(9) Since April 1, 1996, the total number of outstanding Shares has increased to 2,344,302. The percentage ownership for Mr. Junkin and Mr. Lockyer set forth above is calculated on the basis of 2,344,302 outstanding Shares.

     If your Shares are held in the name of a brokerage firm, bank or bank nominee, only it can execute a Request with respect to your Shares and only upon your specific instructions. Accordingly, please contact the persons responsible for your account and instruct them to execute the GREEN Request card.

     THE REQUESTING PARTIES STRONGLY URGE YOU TO SIGN, DATE AND RETURN TO MR. JUNKIN, AT THE ADDRESS INDICATED BELOW, THE ENCLOSED GREEN PROXY CARD TO VOTE FOR ELECTION OF THE REQUESTING PARTIES NOMINEES AND TO VOTE EITHER FOR THE REMOVAL OF THE INCUMBENT DIRECTORS OR AN INCREASE IN THE SIZE OF THE BOARD.

     Questions and requests for assistance in completing or delivering Proxy cards may be directed to Mr. Junkin or Mr. Lockyer at the following addresses and telephone numbers:

Gregory S. Junkin           Paul D. Lockyer
P.O. Box 30297              311 Dunbarton Drive
Sea Island, Georgia 31561   St. Simons Island, Georgia 31522
(912) 638-4447              (912) 638-2381

                                                                       APPENDIX


                               PROXY SOLICITATION
                     GOLDEN ISLES FINANCIAL HOLDINGS, INC.
 THIS REVOCABLE PROXY IS SOLICITED BY GREGORY S. JUNKIN, PAUL D. LOCKYER, SCOTT
                                   A. JUNKIN

   The undersigned shareholder of Golden Isles Financial Holdings, Inc. (the "Company") hereby appoints Gregory S. Junkin, Paul D. Lockyer and Scott A. Junkin, and each of them, proxies with full power of substitution and resubstitution, for and in the name of the undersigned (the "Proxies"), to vote all shares of Common Stock of the Company that the undersigned is entitled to vote if personally present at the Special Meeting of Shareholders of the Company to be held on March 11, 1997 at the Embassy Suites Hotel at 10 a.m. at 500 Mall Boulevard, Brunswick, Georgia 31525 and at any adjournment or postponement thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.

GREGORY S. JUNKIN, SCOTT A. JUNKIN AND PAUL D. LOCKYER RECOMMEND A VOTE "FOR" EACH OF THE PROPOSALS SET FORTH BELOW, INCLUDING EACH PROPOSAL SET FORTH UNDER PROPOSAL A AND PROPOSAL B.

(Please mark each proposal with an "X" in the appropriate box)

   PROPOSAL A:
   1. To fix the number of directors at six.  FOR [ ]  AGAINST [ ]  ABSTAIN [ ]

   2. To remove Messrs. J. Thomas Whelchel, Michael D. Hodges, C. Kermit Keenum and L. McRee Harden and all other persons serving as members of the Board of Directors of the Company as of the date of the Special Meeting, except Mr. Junkin, Mr. Lockyer, Mr. Russell C. Jacobs, Jr. and Mr. Jimmy D.
      Veal.                                FOR [ ]    AGAINST [ ]    ABSTAIN [ ]

   3. To amend Article 3, Section 3.6 of the bylaws of the Company to clarify that the shareholders of the Company shall have the right to fill a vacancy on the Board of Directors of the Company (created by the removal of a director) at a special meeting or an annual meeting by inserting the following sentence at the end of Section 3.6:

        A vacancy occurring in the Board of Directors through removal of a director may be filled for the unexpired term and until the shareholders have elected a successor by resolution of the shareholders at any annual or special meeting of the shareholders. FOR [ ] AGAINST [ ] ABSTAIN [ ]

   4. To elect Messrs. Richard S. Holson, Jr. and James M. Showalter (collectively, the "Proposal A Nominees").

        FOR all Proposal A Nominees [ ]    WITHHOLD AUTHORITY for all Proposal A
Nominees [ ]

   (INSTRUCTION: To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided on the reverse side.)

   PROPOSAL B:

   If Proposal A is not adopted in its entirety, Proposal B will be proposed by the Requesting Parties to the shareholders of the Company.

   1. To fix the number of directors at thirteen.
                                                FOR [ ] AGAINST [ ] ABSTAIN [ ]

   2. To elect Messrs. Edward V. Baich, John M. Froehlich, Frank J. Guzikowski, Richard S. Holson, Jr. and James M. Showalter (collectively, the "Proposal B Nominees").

        FOR all Proposal B Nominees [ ]    WITHHOLD AUTHORITY for all Proposal B
Nominees [ ]

   (INSTRUCTION: To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided on the reverse side.)

           (Continued and to be dated and signed on the reverse side)

                             (Continued from front)
PROPOSAL AS TO CHAIRMAN OF THE SPECIAL MEETING:

GREGORY S. JUNKIN, SCOTT A. JUNKIN AND PAUL D. LOCKYER RECOMMEND A VOTE "FOR" THE ELECTION OF GREGORY S. JUNKIN OR, IN HIS ABSENCE, PAUL D. LOCKYER AS THE CHAIRMAN OF THE SPECIAL MEETING.

To elect Gregory S. Junkin, or, in his absence, Paul D. Lockyer as the Chairman of the Special Meeting.

  FOR Mr. Gregory S. Junkin, or, in his absence, Paul D. Lockyer, as Chairman of
the Special Meeting [ ]    WITHHOLD AUTHORITY [ ]

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER MARKED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO MARKING IS MADE, THIS PROXY WILL BE DEEMED TO BE A DIRECTION TO VOTE FOR THE FOREGOING PROPOSALS IN THEIR ENTIRETY.

GREGORY S. JUNKIN, PAUL D. LOCKYER AND SCOTT A. JUNKIN STRONGLY RECOMMEND THAT YOU VOTE "FOR" THE PRECEDING ACTIONS.

   Please sign exactly as your name appears on your stock certificate. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such.

                                                  If a corporation, sign in full
                                                  corporate name by president or
                                                  other authorized officer. If a
                                                  partnership, sign in
                                                  partnership name by authorized
                                                  person.

                                                  Dated:____________ , 199_____

                                                  _____________________________
                                                  Signature

                                                  _____________________________
                                                  Signature (if jointly held)

                                                  _____________________________
                                                  Title:

PLEASE SIGN, DATE AND MAIL PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.

                                                                       EXHIBIT A

                                  SCHEDULE III

TO:   My Fellow Shareholders

DATE: November 14, 1996

     By now you should have received Mr. J. Thomas Whelchel's letter of October 25, 1996 regarding the removal of Mr. Paul D. Lockyer and me as the senior management of Golden Isles Financial Holdings, Inc. (the "Company").

     It is necessary to respond to Mr. Whelchel's letter for at least two reasons. First, Mr. Whelchel's letter creates the impression that Mr. Lockyer and I have done something illegal or improper in managing the affairs of the Company. This impression is false and misleading, without any foundation whatsoever. Through my attorneys, I have informed Mr. Whelchel that I consider his letter libelous and I have demanded a written apology and that a retraction be sent to all shareholders. Mr. Whelchel has not yet responded.

     Second, Mr. Whelchel is proposing in his letter to make a very significant change in the Company's goals and operations, a change that I believe could reduce the Company's prospects for growth, increase the riskiness of its operations, and ultimately jeopardize its profitability. Every shareholder should be aware of the business implications of Mr. Whelchel's letter.

     Specifically, Mr. Whelchel is proposing to limit the Company's mission to providing banking and financial services in local communities, presumably in the Glynn County area. Although Mr. Whelchel has been a director almost since the inception of the Company, he seems unaware that the Company's mission was never to be solely a community bank. As stated in our 1994 prospectus (the basis on which many of you invested), the Company was formed with the purpose of becoming a diversified financial services company operating in Georgia, other sections of the Southeast, and in other geographic areas offering attractive opportunities. The Company's business plan has always been to establish a commercial banking business and then expand into other financial services businesses that are less intensively regulated and potentially more profitable than banking, and that add income streams and cross-selling opportunities to the Company.

     If the Company abandons this business plan (which has served the Company well, as reflected in Mr. Whelchel's discussion of the Company's good overall financial position) and focuses only on local communities, the Company will be foregoing the opportunity to grow and diversify its operations beyond the expected needs of Glynn County. Without greater geographic scope, the Company will be more vulnerable to adverse economic developments in its home area. Such a limited scope may also force the Company to limit the range of services it might otherwise offer, which would increase its exposure to its core business of community banking.

     While under management by Paul Lockyer and me, the Company sought to avoid these risks through a plan of geographic and product expansion, including the start-up of mortgage banking and consumer finance subsidiaries. In the course of implementing the Company's long-standing business plan, Mr. Lockyer and I oversaw the Company's growth from total assets of only $13.1 million on December 31, 1990 to total assets of $108 million on August 31, 1996, representing an eight-fold increase in just five and one-half years. The consumer finance unit appears to be achieving our forecasts of the past year, which called for it to be operating profitably by the fourth quarter of 1996. Mr. Whelchel has acknowledged the improving performance of this unit. Although the mortgage banking unit has incurred some losses, the unit appeared to be at the point of operating profitably as of October 17, 1996 (the date of the Board's action concerning Paul and me). Overall, the Company is in a good position to realize on its investment in the start-up costs of the consumer finance and mortgage banking units. This opportunity may be greatly diminished if the Company adopts Mr. Whelchel's plan for a more limited, community-based focus, or if the professional management recruited to the Company over the past year, at considerable Company expense and time, choose to resign because of their lack of confidence in the interim management.

     Mr. Whelchel attempts to defend his proposal for a fundamental change in the Company's business plan by saying it is a return to the Company's "original mission." This is incorrect, as noted above. Mr. Whelchel also contends that the Company must change its direction because there are excessive losses in the mortgage banking unit that need to be "examined", and there are excessive costs at the holding company level. I believe Mr. Whelchel is wrong on both counts.

     Mr. Whelchel's letter fails to describe the full circumstances surrounding the mortgage banking unit. First, Mr. Whelchel has greatly overstated the amount of losses incurred with respect to mortgage banking during 1996. The $400,000 operating loss cited by Mr. Whelchel completely ignores the fact that the mortgage banking unit also generated approximately $300,000 in net interest income for our Bank. This income reduces the 1996 loss through August to approximately $100,000, on a consolidated basis. Second, Mr. Whelchel has failed to disclose that, prior to October 17, the problems in the mortgage banking unit had already been "examined" -- by the previous management team -- and decisive action had already been taken -- again by the previous management team -- to correct those problems.

     In fact, Paul Lockyer and I recognized the losses in the mortgage banking unit months ago. We proposed and obtained unanimous Board approval for a restructuring plan in September and immediately thereafter cut costs, reduced personnel and terminated the warehouse lending operation, which was a major source of the problem. In September, we projected that the mortgage banking unit would begin operating profitably (exclusive of restructuring costs) in the fourth quarter of 1996. As noted above, the information available to me confirms that this was indeed happening. By the time of the Board's action on October 17, the unit's production volume met the projections set forth in the restructuring plan and the unit seemed likely to meet our projections for the fourth quarter.

     However, as a result of the recent turmoil, it is difficult to expect employees and customers to continue to respond in the positive fashion we were experiencing prior to October 17. It is my opinion that as a result of the precipitous action of the Board on that date, we can anticipate the mortgage banking unit's losing money in the fourth quarter, rather than breaking even or making a profit. Employee morale is extremely low, with employees fearful that the mortgage banking unit will be eliminated altogether and they will lose their jobs. In addition, I understand that the Company has begun to lose business as competitors suggest to customers and prospects that our mortgage banking unit is going out of business.

     As for costs at the holding company level, Mr. Whelchel again has not described the full circumstances. A large percentage of the $960,000 in annualized costs for 1996 consists of interest expense incurred by the holding company to help finance the operating units. The operating units reimburse the holding company for a portion of this expense, providing the holding company with interest income. Based on unaudited numbers through August 31, 1996, the holding company can expect annualized interest income for 1996 of approximately $265,000. This interest income offsets approximately 27.5% of the holding company expenses identified by Mr. Whelchel. If the annualized interest income to the holding company is deducted from Mr. Whelchel's 1996 annualized figures, then the net annualized expenses for 1996 are only $695,000. While it is correct that non-interest expenses at the holding company increased significantly during the twelve months ending August 31, 1996 (by approximately 31%), the Company's assets grew during the same period from approximately $70.9 million to $108 million -- a growth of about 52%.

     The growth in non-interest expense at the holding company level has come in large part from additions to personnel. In criticizing the growth of these expenses, Mr. Whelchel ignores the fact that a business is not as likely to grow successfully unless it attracts and retains first quality professional staff. To service the needs of our three growing subsidiaries, the previous management team felt it prudent to add a professional staff member in each of the following areas where we previously did not have a single dedicated staff member at any level in the organization: human resources, information systems, internal audit and compliance. Such personnel were hired at the holding company level because that was obviously more cost-effective than hiring staff in each of these areas for each subsidiary. Mr. Whelchel's implicit complaint about these personnel expenses seems to suggest that either he would prefer the Company to take the less cost-effective approach and hire professional staff at each subsidiary, or he would have the Company do without management expertise in these areas altogether. Neither approach makes sense to me. Mr. Whelchel's failure to recognize these considerations is disturbing, and has apparently led him to the conclusion that costs must be cut by reducing management personnel -- to the point that I am concerned the Company could be left without the experienced industry professionals needed to guide it. This would be a dangerous state of affairs for the Company.

     As many of you know, I am one of the Company's founders, the second largest shareholder and continue to be a director. I personally raised a large portion of the Company's capital. There can be no doubt that I have a significant continuing stake in the Company's welfare. I believe Mr. Whelchel's plan to limit the Company to a community focus is riskier and offers less growth and profit potential than continued pursuit of a full service regional financial services business. Mr. Whelchel's letter of October 25 suggests to me that he does not fully appreciate the complexities of the Company's business, notwithstanding the frequent Board meetings (25 days of meetings in the last 24 months alone) at which previous management kept the Board fully informed about the Company's activities and position. Mr. Whelchel's letter has not been totally candid about the situation at the mortgage banking unit, nor about the level of holding company expenses. In my view, his plan merely to "evaluate" the situation for an unspecified period of time threatens to disrupt the Company's relationships with its customers, employees and financing sources. If the Company adopts Mr. Whelchel's proposal, it will abandon a promising strategy for maximizing long term shareholder value. Every shareholder should be deeply concerned about such a prospect.

     For the reasons outlined above, as well as many others not mentioned in this letter, I feel a very strong obligation to make my views known regarding this potentially disastrous situation. If you share my concerns, you may wish to contact the Board directly. I am presently considering what additional action I may take. On the advice of counsel, I am also filing with the U.S. Securities and Exchange Commission certain forms that may be required under the federal securities laws, specifically a Schedule 13D and certain information required under Regulation 14A, regarding, among other things, my current intentions in this matter.

                                          Sincerely,

                                          Gregory S. Junkin

cc:  Bruce N. Hawthorne, Esq.
     M. Robert Thornton, Esq.

                                                                       EXHIBIT B

                                                               December 23, 1996

TO:     To Our Fellow Shareholders
FROM:   Gregory S. Junkin and Paul D. Lockyer

     We are writing to you concerning the letter, dated December 3, 1996, sent to you as shareholders of Golden Isles Financial Holdings, Inc. (the "Company"), by Mr. J. Thomas Whelchel and certain other members of the Company's Board of Directors (collectively, the "Whelchel Group"). This letter paints a picture of the Company and its subsidiaries which, if not considered in light of additional information, would lead anyone reading it to conclude that losses from the Company's subsidiaries, and expenses at the holding company, are unacceptably high and require further corrective action. In our view, however, the December 3, 1996 letter fails to put the performance of the Company and related issues in their proper perspective.

     The Whelchel Group contends that the losses at First Bank Mortgage Corporation ("FBMC") cannot continue, and therefore the Company must assess its options with respect to FBMC. In fact, the Whelchel Group has used these losses as a justification for shutting down FBMC transferring the remnants of the mortgage business to The First Bank of Brunswick (the "Bank") and thereby wasting a great deal of the Company's substantial investment in the mortgage business. We consider this action by the Whelchel Group to be a significant and unwise step in converting the Company from a diversified financial services business to a community banking institution. We have dissented from this action, which we consider to be in flagrant disregard of the Company's stated business strategy. We also believe that this action significantly jeopardizes the Company's prospects for long-term growth, in a short-sighted attempt to reduce short-term losses.

     The losses and expenses cited by the Whelchel Group in the December 3, 1996 letter should be considered in the following context. As you know, the Company operates through three subsidiaries, the Bank, FBMC and First Credit Service Corporation. While FBMC did have a reported operating loss of $543,435 before tax for the nine months through September 30, 1996, we think this figure does not, in a number of ways fully reflect FBMC's performance. First, it ignores the fact that during the same period, FBMC's operations generated approximately $360,000 in net interest income for the Bank. The Bank earned that income solely by virtue of FBMC's activities. FBMC's customers obtained short-term loans from the Bank for their own customers (at rates of interest higher than the Bank's borrowing cost), thereby generating net interest to the Bank. If that income were recognized in FBMC's financial statements, rather than the Bank's, FBMC's operating loss would be cut by almost two-thirds, to $183,435. Viewed another way, if FBMC had not been operating during that period, the Bank's pre-tax profit would have been reduced by $360,000 or about 42%. FBMC's operations clearly provided a significant benefit to the Bank (and thus to the Company) during this period, which should be considered in evaluating whether the mortgage banking business is a desirable business for the Company.

     Second, FBMC's operating loss also includes deductions for items that are not actual cash outlays incurred in running the mortgage banking business on an ongoing basis. For example, the operating loss includes $50,000 in reserves for possible future loan losses. These reserves do not represent an actual cash outlay for loan losses. The FBMC operating loss also includes, according to the Whelchel Group, approximately $65,000 in non-recurring restructuring expenses, which were incurred in carrying out the restructuring plan unanimously adopted, at our urging, by the entire Board, in early September. Although these amounts are cash outlays, they are non-recurring (one-time) expenses relating solely to the restructuring and not representative of future expenses expected in the mortgage banking operation, if continued in accordance with the September restructuring plan.

     Accordingly, we think that, when the loss from FBMC's operations is considered in light of the significant benefits FBMC provided to the Bank (and thus the Company overall), and further considered from a cash standpoint, the loss is reasonable given the start-up nature of FBMC's operations. Specifically, the Company's net cash outflow from the operations of FBMC (i.e., the reported operating loss reduced by the Bank's net interest income attributable to such operations, the non-cash reserve and the nonrecurring restructuring expenses) would be only $68,435 for the nine months ending September 30, 1996. The Requesting Parties have discussed the Company's net cash outflow for illustrative purposes only and are not suggesting that net cash outflow should be viewed as an alternative to GAAP operating income as an indicator of operating performance of FBMC.

     Equally important, FBMC management reported to the Board that on an operating basis for the month of October, 1996, FBMC made a profit and, even when the non-recurring restructuring costs are taken into account, broke even. This information suggests to us that, by October, FBMC had "turned the corner" on profitability. (It is our opinion that, had the Board confirmed to FBMC management the Board's support for the mortgage banking business on a stand-alone basis, FBMC would have continued to implement the restructuring plan and maintained or improved its profitability. However, the Whelchel Group failed to respond to management's request for such support, a number of employees have left the business and we understand FBMC may have slipped back into a loss position in November.) This situation also suggests to us that the Whelchel Group, first in failing to support FBMC and then in actively dismantling FBMC, is acting much like the misguided investor who buys high and sells low.

     We recognize that operating losses, even in the start-up phase of a business, require prompt corrective action. Like any start-up business, FBMC had to build an operating infrastructure before it had sufficient revenue to carry the cost of that infrastructure by itself. This necessarily resulted in losses. By mid-August 1996, FBMC had grown to a company of 40 employees and $1.5 million in revenue, with approximately $45 million in mortgage volume. We recognized prior to August that expenses were continuing to outstrip revenue, principally because of the lack of volume. With the unanimous support of the Board (including the Whelchel Group), we took action to restructure FBMC and discontinue the warehouse lending operations. As noted above, FBMC seems to have responded positively by moving to an apparent break even position in October.

     While we do not minimize the importance of managing costs during the start-up phase of an operation, we believe that the costs incurred by FBMC to date have been reasonable in light of the benefits actually realized by the Bank and the additional benefits that could have been derived by the shareholders from a stand-alone mortgage banking operation. We believe that mortgage banking is a natural line of diversification for the Company, building on the Bank as an anchor. The Bank's customers often need mortgage credit, thereby constituting one ready-made source of demand for FBMC's services. Mortgage banking also offers the Company the opportunity to enter into the mortgage portfolio servicing business, which would generate fee income and asset value. Mortgage banking is also a line of business expected to grow in the Southeast, given the area's continuing population increase.

     While we understand that the Whelchel Group proposes to continue the mortgage business as solely a brokerage business within the Bank, we do not believe this is an adequate substitute for a standalone mortgage banking subsidiary. First, we think it is unwise for the Bank itself to conduct mortgage banking activities, because they entail greater risks than typical banking activities. Second, it is more expensive to conduct mortgage banking within the Bank because the Bank must operate under stricter reserve requirements than a separate mortgage banking subsidiary. We believe that the reserve requirements are such that certain lines of business conducted by FBMC (particularly non-conforming mortgage wholesaling), would be impracticable for the Bank, given the probable reserve requirements. Third, the Bank may be less effective than a separate subsidiary in garnering mortgage business from other community banks, because such other banks may be reluctant to direct their customers to another bank, even for mortgage business which they do not offer. Lastly, we note that to our knowledge, community banks seldom engage in some of the most attractive aspects of mortgage banking, i.e., servicing and securitizing mortgage portfolios. We think the Company is more likely to pursue those aspects of the business if it is conducted through a free-standing subsidiary like FBMC. Indeed this is why we established FBMC as a free-standing subsidiary in the first place.

     In addition, the Whelchel Group seems to misunderstand the nature of the holding company's expenses. They assert that the holding company's expenses are excessive, given the Company's size and position. Of the $650,000 in non-interest expense at the holding company level through September 30, 1996, $112,000 was incurred for shareholder reporting and for issuing restricted stock compensation to all of the directors. Of the $538,000, over $380,000 consists of salaries, benefits and related taxes for the ten individuals employed by the holding company. The increase in personnel expense since 1995 is attributable to hiring a human resources executive, an information systems executive and an internal auditor/compliance officer. If these key personnel had not been hired, then non-interest holding company expense through September 30, 1996 (excluding shareholder reporting and director compensation costs) would be approximately $414,000, versus $441,000 for the nine-month period through September 30, 1995, a decrease of approximately $27,000 (6.1%), while during the same period the Company's assets grew approximately $28 million, an increase of more than 38%.

     This comparison suggests to us that non-interest expense at the holding company generally has been kept well under control, but allowed to increase in areas appropriate to the Company's growth, such as shareholder reporting and executive personnel. (We assume the increase in director compensation is considered appropriate by the Whelchel Group, which supported the issuance of the restricted stock, as did we.) Shareholder reporting expenses have increased because the Company nearly doubled the number of its shareholders from 1995 to 1996. New executives were hired in human resources, information systems and compliance positions. We disagree with the notion that hiring personnel in these positions is excessive. We think these executives are necessary to the proper management of current operations, and to the growth of the Company and its subsidiaries. Moreover, if the holding company were dissolved, the expenses for shareholder reporting, director compensation, the new executives and the rest of the holding company's personnel would be merely shifted back to the subsidiaries (largely to the Bank, which has the bulk of employees and operations), producing a reduction in the subsidiaries' profits, and resulting in no material effect on consolidated results.

     Our disagreement with the Whelchel Group goes beyond the issue of whether losses and expenses are unacceptably high. We have repeatedly advised the Whelchel Group that we believe FBMC's stand-alone mortgage banking business is important to the Company's long-term strategy of being a diversified financial services corporation, which strategy has been repeatedly communicated to the shareholders. Noting that FBMC had apparently "turned the corner" on profitability in October, we demanded that the Whelchel Group continue to operate FBMC, at least until the shareholders have had the opportunity to respond to the Whelchel Group's announcement of their decision to change the Company's focus from diversified financial services to community banking. We informed the Whelchel Group of our belief that it would be a waste of the Company's assets to dismantle FBMC now, at a time when it is apparently about to become profitable.

     Nevertheless, in spite of our demands and over our dissenting votes, the Whelchel Group decided, 5 to 2, at a Board meeting on December 9, 1996 to dismantle FBMC and transfer a handful of its personnel to the Bank. (It is unclear to us whether such Board meeting was properly called and therefore whether such action was effective, as one member of the Whelchel Group did not receive notice of the meeting.) The Whelchel Group had asked a consultant to evaluate the Company's options with respect to FBMC. At the December 9 Board meeting, the consultant presented in a preliminary report four options, one of which was to dismantle FBMC and conduct a limited mortgage brokerage business within the Bank. We were not given a copy of the preliminary report prior to the meeting. Rather than deferring action until we had an adequate opportunity to review and comment on the preliminary report (let alone receive a final report), the Whelchel Group acted immediately to dismantle FBMC. The day after the Board meeting, in writing, we again urged the Whelchel Group to defer action on FBMC. The Whelchel Group has apparently rejected this request and has begun firing FBMC employees. This action in disregard of the shareholders' best interests, as we view them, has caused us to seek a Special Meeting of shareholders, at which the shareholders can consider these issues and make such changes to the Board of Directors and the Company's bylaws as are necessary to carry out the shareholders' views. If you disagree, as we do, with the Whelchel Group's actions and strategy, please review the attached proxy materials and fill out the enclosed form to request a Special Meeting of the shareholders of the Company.

                                                                       EXHIBIT C

                                                   Post Office Box 30297
                                                   Sea Island, Georgia 31561


TO:              My Fellow Shareholders

FROM:            Gregory S. Junkin

RE:              Golden Isles Financial Holdings, Inc. ("GIFH" or the "Company")

DATE:            January 7, 1997



         I feel compelled to respond to the letter to you dated January 3, 1997, from Messrs. L. McRee Harden, C. Kermit Keenum, Jimmy D. Veal, Michael D. Hodges, Russell C. Jacobs, Jr. and J. Thomas Whelchel (collectively, the "Whelchel Group"), which I will refer to as the "Current Whelchel Letter." Unfortunately, the Current Whelchel Letter does not, as a reasonable investor might expect, respond to any of the substantive issues about the nature or future of your Company which Paul Lockyer and I addressed in the solicitation materials we sent to you on December 23, 1996. Instead, the Whelchel Group has resorted to a personal attack on me which is false, misleading, unfair and mean-spirited. Indeed, I consider the Current Whelchel Letter to be libelous, and I have instructed my attorneys to advise me on this point. I have also instructed them to consider whether the Whelchel Group has violated the federal securities laws because, in my view, the Current Whelchel Letter contains material misstatements and omissions in connection with a proxy solicitation.


         In assessing the credibility of the charges made against me in the Current Whelchel Letter, and the credibility of the Whelchel Group itself, please keep the following points in mind:

(a) THE CURRENT WHELCHEL LETTER IS INCONSISTENT WITH THE WHELCHEL GROUP'S PRIOR WRITTEN STATEMENTS TO SHAREHOLDERS ABOUT THE REASONS FOR MY REMOVAL FROM OFFICE AS CHIEF EXECUTIVE OFFICER OF THE COMPANY. It denies the very real philosophical differences between us and claims that I was removed for various alleged improprieties. However, in his letter to shareholders dated October 25, 1996, Mr. Whelchel stated: "Over the past two years, management of the company deviated from the original mission of providing banking and financial services to local communities." He also stated in the October letter as follows: "The areas of concern that prompted your Board of Directors to change management are (1) losses in the First Bank Mortgage Corporation and (2) the high costs associated with the holding company." These are precisely the issues Mr. Lockyer and I address in our solicitation materials. There is no mention of any charges against me in the October letter or in the Whelchel Group's letter of December 3, 1996. The personal attacks against me were made only AFTER our solicitation materials set forth detailed and reasoned arguments rebutting the statements made in the earlier Whelchel letters.

(b) THE CURRENT WHELCHEL LETTER IS ALSO INCONSISTENT WITH OTHER STATEMENTS MADE BY MR. WHELCHEL TO SHAREHOLDERS AND THEIR REPRESENTATIVES. Mr. Leonard Golan, the largest GIFH shareholder, spoke with Mr. Whelchel about my removal in October, soon after receiving the first Whelchel letter. In that conversation, Mr. Whelchel unequivocally told Mr. Golan that there were no charges of impropriety or wrongdoing against me. Mr. Golan has told me he is willing to sign an affidavit on this point. In a letter on October 25, 1996 to an attorney for one of our shareholders who asked about my removal, Mr. Whelchel stated: "The continuing losses and the lack of confidence by the Company's Board in Mr. Junkin and Mr. Lockyer to reverse these losses was [sic]what precipitated this action." Again, there was no mention of any alleged improprieties.

(c) THE CHARGES IN THE CURRENT WHELCHEL LETTER WERE NEVER MENTIONED TO ME EITHER AT THE OCTOBER BOARD MEETING (AT WHICH I WAS REMOVED) OR ELSEWHERE, AND THE MINUTES OF THAT MEETING MAKE NO MENTION OF THE CHARGES. The Whelchel Group never raised the charges with me or gave me an opportunity to rebut them, before discussing them in a public letter to the shareholders.

(d) THE WHELCHEL GROUP HAS A VESTED INTEREST IN MAKING THESE UNFOUNDED CHARGES AFTER OUR CALL FOR A SPECIAL MEETING -- AVOIDING A SPECIAL MEETING PRESERVES THEIR CONTROL OF GIFH. This is particularly true for Messrs. Whelchel and Hodges who, by virtue of my removal and that of Mr. Lockyer, have attained executive positions they otherwise would not hold.

         In addition to these basic points, I would like to address the specific allegations of the Current Whelchel Letter.


MY HEALTH INSURANCE COVERAGE

         The Current Whelchel Letter charges that I improperly caused GIFH to pay for health insurance coverage for my secretary, my family and me. This is perhaps the most outrageous and misleading charge of all. The Whelchel Group fails to disclose that from 1987 until mid-1994, I devoted substantially all of my working hours first to organizing GIFH and then serving as CEO, without receiving any pay for nearly seven years. I was not a GIFH employee merely because I voluntarily waived any salary, thereby saving the Company several hundred thousand dollars. I personally paid my secretary, in order to save additional money for GIFH, even though a significant part of her work was Company-related. Further, in the Company's public stock offerings in 1990 and 1995, I personally raised over $3.5 million of the approximately $11 million total raised and I spent hundreds of hours doing so. I neither charged nor received any fees or commissions for my services, even though I was entitled to do so. This saved the Company another several hundred thousand dollars in commissions, which would have been payable if we had retained an investment banking firm to underwrite the offerings


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

         I was willing to do all of this for the Company's benefit, but I did at least want to receive health insurance coverage for my family and my secretary. That coverage (from 1990-94) was the only compensation I received for my services for seven years. I do not think that was unreasonable or improper, and I doubt that any of you do. The Whelchel Group is fully aware of all these facts, yet they have made it appear that I took an excessive and unjustifiable benefit for myself. I find this disgraceful.

ACTION BY BANK REGULATORS

         The claim that the banking regulators have confirmed the propriety of my removal is entirely FALSE. The regulators accelerated their audit because of the change in management, not to endorse that change. The regulators have informed both the Whelchel Group and me that they are neutral in the dispute between us. Their main purpose is to insure the safety and soundness of the financial institutions under their jurisdiction.

         The Board resolutions referred to in the Current Whelchel Letter do not evidence the accuracy of any of the Whelchel's Group's charges against me or Mr. Lockyer or the propriety of my removal. In fact, Mr. Lockyer and I voted in favor of these resolutions, in part because of our concerns about the lack of competence of current management.

         Finally, the disclosure of these resolutions by the Whelchel Group constitutes a serious breach of confidentiality, which was required by the regulators. At their request, the Board adopted resolutions at the same meeting which prohibited those attending the meeting, including directors, " ... from disclosing or making public in any manner the nature or conduct of the proceedings at this meeting, or the contents of the documents presented to the Board of Directors at this meeting." I doubt that the regulators will be pleased to learn that the Whelchel Group has violated the required confidentiality.

CONCEPT DESIGNS, INC. ("CDI")

         The Current Whelchel Letter fails to state that Mr. Lockyer, not I, retained CDI in January 1995 to do the space planning and interior design of our new St. Simons Island branch. While it is true that I have a social relationship with one of the partners of CDI, I did not meet the partners of the firm until months after the firm had been retained by Mr. Lockyer. Therefore, my relationship with this individual could not have played any role in the decision to retain CDI (as the Current Whelchel Letter implies).

         Mr. Lockyer's decision to retain CDI was well-considered. The firm is headquartered on St. Simons Island. It had experience in designing 12 banks in the Southeast, as well as the Radisson Hotel on Jekyll Island, Georgia and several other hotels. The firm's commercial experience totaled more than 800,000 square feet. It had done design work locally for Coastal Bank (including a branch in Kingsland, Georgia) and Frederica Bank. Currently, CDI is designing the interior of Barnett Bank's new St. Simons Island branch. It was Mr. Lockyer's opinion that CDI was the most experienced design firm locally for our needs.


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

         The Current Whelchel Letter is also misleading in stating that the Company paid CDI approximately $845,000 just for furniture and decorating. The gross amount billed through CDI took place over 22 months and included work done for 6 separate Company facilities totaling approximately 30,000 square feet. The vast majority of these billings included pass-through charges from other vendors for millwork, signage, painting, labor, installation, furnishings, accessories, draperies, wall coverings, and sales taxes, in addition to fees for design consultation, project management and space planning. The net fees to CDI just for its services were only a fraction of the figure cited by the Whelchel Group.

THE FIRST BANK MORTGAGE CORPORATION ("FBMC") LEASE

         The Current Whelchel Letter is also misleading and inaccurate in its statements about this lease. FBMC's space at the branch bank was not built exclusively for FBMC. In fact, from the outset we anticipated that, within eighteen months, FBMC would outgrow the space and that the Bank would need the space to accommodate its own growth. When FBMC moved out of the Bank space, it had 30 employees working in 3,500 square feet (an average of only 116 sq.ft. per person). This was entirely inadequate for a proper work environment. Several of the directors were informed in March and April 1996 that a move was in the works. None voiced any opposition then. Whether I should have sought formal board approval for the lease is an issue about which reasonable people could differ. At the time, I did not consider a commitment of $8,000 per month for two years to be material, given FBMC's then-critical need for space.

MR. LOCKYER'S SUPPORT OF ME

         Mr. Lockyer categorically denies the assertion that he expressed any support for my removal. In fact, he cast his vote against my removal. His support of me has been steadfast and continuous.

GIFH PURCHASE OF MY FURNITURE

         The Company did pay my former partners and me $14,000 for furniture located and used in the Company headquarters building. This may sound like a lot of money. However, the Whelchel Group again gives you only part of the story. They fail to disclose that the furniture included first quality desks, credenzas, chairs, etc. for seven executive offices (an average of only $2,000 per office). They also fail to disclose that for several years I had provided a portion of this furniture for GIFH use at no charge. Contrary to the Whelchel Group's assertions, it is my recollection that the furniture purchase was fully disclosed to the board in connection with the purchase of the headquarters building, which occurred at the same time. My former partners and I sold the headquarters building to the Company, with full board approval, for approximately $250,000 less than our original cost and at slightly less than the appraised value. The Whelchel Group has conveniently failed to disclose to you that the purchase terms were to the Company's benefit, not mine. As for the current whereabouts of the furniture, I can only say that it was in the headquarters building at the time of my removal.


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

EXPENSE REPORTS

         Mr. Lockyer and I did approve each other's expense reports. However, from time to time the reports were also approved by other Company officers, either Mr. Whelchel or Mr. Veal.

         Without access to the Company's records, I cannot confirm the exact amount of reimbursements made to me in 1995 and 1996. However, I am confident that every claim for reimbursement was for a legitimate expense incurred by me on behalf of the Company. Furthermore, a portion of the expenses referred to by the Whelchel Group was incurred in connection with our successful public offering, which raised nearly $6 million in equity capital for GIFH. For the offering I traveled not only to Arizona, but also to California, Illinois, Connecticut, Florida and throughout Georgia. I met with prospective investors and prospective market makers, including some people who ultimately chose not to invest or do business with the Company. The fact that some contacts were unsuccessful does not mean the expenses were not legitimately incurred. Indeed, I believe that if there were truly a problem with my expense reimbursements, it could have been detected during the Company's audit for 1995.

         In considering the Whelchel Group's allegations of improper expense reimbursements and other improprieties, please keep the following points in mind:

1. From 1987 until 1989, I incurred more than $35,000 in expenses in organizing GIFH and obtaining a charter for the Bank. I did not seek reimbursement, and was not reimbursed, for any of these expenses.

2. From 1987 until mid-1994, I did not receive a salary for first organizing GIFH and then serving as CEO.

3. From 1987 until 1996, I provided my own office space and various furniture for GIFH at no charge.

         I do not think that these are the actions of a man who cheats on his expense reports.



CREDIT LINE TO ARKANSAS COMPANY

         During 1995 and 1996 FBMC provided warehouse lines of credit to a variety of mortgage companies. These lines enabled certain of FBMC's institutional customers to "warehouse" mortgage loans temporarily with FBMC until the loans were sold to investors. Every loan funded through these lines was secured by various pieces of residential real estate. Thus, there was underlying collateral which could be sold in the event of a default. One company for which credit was provided has had difficulty in selling certain loans secured by rural property. In fact, approximately 75% of this company's line was repaid at the time of my removal. I expect the remainder of this line will ultimately be repaid as the remaining collateral is sold to investors. It is


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

very important for you to know that the board of GIFH set up a committee to approve these credit lines and that two members of the Whelchel Group sat on the approval committee. How could these directors possibly disclaim knowledge of the warehouse business, its collateral and the risks associated therewith? One member of the Whelchel Group actually served as Secretary of FBMC throughout 1996 and signed most corporate documents.


AUDIT COMMITTEE ISSUES

         I never prepared an agenda for Audit Committee meetings. I did, however, suggest to the two committee chairmen, Messrs. Jacobs and Harden, that they keep their meetings on track because of Mr. Whelchel's reported inability to focus the discussion on the proper subject matter of the committee. I also asked our Internal Auditor to work with the committee chairmen on this matter.


1996 SHAREHOLDERS MEETING

         At the annual shareholders meeting in May 1996, I advised those attending that it was my hope that FBMC would deliver pre-tax profits in the range of $250,000, not $500,000. As I have previously indicated, I was displeased with FBMC results through July and therefore prepared a restructuring plan which, as executed, reportedly created a profit in October, 1996.


KEEPING THE BOARD INFORMED

         From June 1990 to October 1996 one or more of the Company's boards met almost monthly. The Whelchel Group continues to plead ignorance about all matters, financial matters included, concerning the Company. It is important to remember that financial statements were provided to all directors at each regularly scheduled monthly meeting or shortly thereafter. These statements contained ALL revenue, expense and balance sheet items. Additionally, audited financial statements were prepared annually. Furthermore, everyone was encouraged to ask questions and to meet with me and/or Mr. Lockyer at any time to discuss Company business, results, new ideas to create revenues, etc. Sadly, only two members of the Whelchel Group availed themselves of these offers and did so only on a limited basis over the years. Every board member was advised that any and all Company records or material were available for review and discussion. One must question how the Whelchel Group could claim they were uninformed when we clearly had an open door policy.

         I trust that you are as outraged as I am by the misstatements and omissions in the Current Whelchel Letter, and its apparent attempt to damage my reputation in an effort to retain control of GIFH. If you are, please let the Whelchel Group know.


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

         Once again, I ask that you take the opportunity, if you have not already done so, to request the special meeting of shareholders, by marking your card "Requested" and returning it to me as soon as possible. I look forward to seeing you at the special meeting of shareholders, at which I welcome the opportunity to answer in public and in detail any questions you may have about any of these or other matters and to debate each of the members of the Whelchel Group about the direction of your Company. In the meantime, if you have any questions, please feel free to call me or Mr. Lockyer.




                                        Very truly yours,



                                        Gregory S. Junkin









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